UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                 No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In June 2008, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated June 10, 2008: Acomplia (rimonabant) significantly improved glucose control in type 2 diabetes patients treated with insulin.

Exhibit 99.2	Press release dated June 10, 2008: Ambien CR® improved insomnia and daily functioning in patients with co-morbid major depressive disorder.

Exhibit 99.3	Press release dated June 23, 2008: U.S. FDA licences Sanofi Pasteur’s new pediatric combination vaccine, Pentacel®.

Exhibit 99.4	Press release dated June 25, 2008: Sanofi Pasteur inaugurates High Tech vaccine production facility to respond to soaring demand worldwide.

Exhibit 99.5	Press release dated July 11, 2008: Publication of Sanofi-Aventis Europe’s offer of CzK 1,050 in cash per share for Zentiva NV.

Exhibit 99.6	Press release dated July 18, 2008: Sanofi-aventis announces the termination of development and commercialization agreement for S-1 with Taiho Pharmaceutical.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 21, 2008	SANOFI-AVENTIS

	By	/s/ Patricia Kodyra
Name: Patricia Kodyra Title: Associate Vice President,

Corporate Law, Financial and Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated June 10, 2008: Acomplia (rimonabant) significantly improved glucose control in type 2 diabetes patients treated with insulin.

Exhibit 99.2	Press release dated June 10, 2008: Ambien CR® improved insomnia and daily functioning in patients with co-morbid major depressive disorder.

Exhibit 99.3	Press release dated June 23, 2008: U.S. FDA licences Sanofi Pasteur’s new pediatric combination vaccine, Pentacel®.

Exhibit 99.4	Press release dated June 25, 2008: Sanofi Pasteur inaugurates High Tech vaccine production facility to respond to soaring demand worldwide.

Exhibit 99.5	Press release dated July 11, 2008: Publication of Sanofi-Aventis Europe’s offer of CzK 1,050 in cash per share for Zentiva NV.

Exhibit 99.6	Press release dated July 18, 2008: Sanofi-aventis announces the termination of development and commercialization agreement for S-1 with Taiho Pharmaceutical.